[Skadden, Arps, Slate, Meagher & Flom LLP Letterhead]

June 11, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs, Assistant Director

Re:	VMware, Inc.

Registration Statement on Form S-1

Filed April 26, 2007

File No. 333-142368

Dear Ms. Jacobs:

On behalf of our client, VMware, Inc. (the “Company”), we are hereby responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 25, 2007 (the “Comment Letter”), in connection with the above-captioned registration statement. Page references contained in the Company’s responses are to Amendment No. 1 to the registration statement (the “Registration Statement”), which is being filed simultaneously with this response. For convenience of reference, each of the Staff’s comments is reproduced below in italics and has been numbered to correspond with the comments in the Comment Letter. For the convenience of the Staff, we have also sent to you paper copies of this letter and marked copies of the Registration Statement, together with one binder (the “Supplemental Binder”) that includes supplemental information and documents referenced in this letter. Relevant portions of the materials in the Supplemental Binder have been highlighted for your convenience.

Barbara C. Jacobs

United States Securities and Exchange Commission

June 11, 2007

General

1.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Company Response:

The Company acknowledges that the Staff may have additional comments when it files a pre-effective amendment that contains a price range and provides the information that now appears blank. The Company currently expects to provide the Staff with a supplemental letter setting forth the Company’s thoughts as to an estimated price range within the next several business days.

2.	Please provide us with a detailed analysis of the concurrent exchange offer discussed in the prospectus, including the operation of the exchange offer, its terms and the exemption from registration upon which you will rely for this offer.

Company Response:

The exchange offer will be made to VMware employees who hold EMC options or EMC restricted stock and are actively employed by VMware from the date of commencement of the exchange offer through the date on which the VMware options and shares of VMware restricted stock are granted. The number of VMware options or shares of VMware restricted stock tendering employees will be entitled to receive and the exercise price of any VMware options such tendering employees will be entitled to receive will be determined by the volume-weighted average price of EMC stock over the final two full trading days of the exchange offer, or the VWAP, and the initial public offering price of VMware stock.

For each EMC option an eligible VMware employee exchanges, such employee will be entitled to receive an option to purchase a number of shares of VMware Class A common stock equal to the number of shares underlying the EMC option that such employee tendered multiplied by a fraction, called the exchange ratio, the numerator of which will be the VWAP and the denominator of which will be the initial public offering price. For each EMC option an eligible employee exchanges, the per share exercise price of each

Barbara C. Jacobs

United States Securities and Exchange Commission

June 11, 2007

VMware option such employee will be entitled to receive will be the exercise price of the tendered EMC option divided by the exchange ratio. The calculation of the per share exercise price of the VMware options such employee will receive will be done on an award-by-award basis, such that if any employee exchanges EMC options with different per share exercise prices, the per share exercise prices of the VMware options that such employee will be entitled to receive will also be different from each other.

For each share of EMC restricted stock an eligible employee exchanges, such employee will be entitled to receive VMware restricted stock equal to the number of shares of EMC restricted stock that such employee exchanged multiplied by the exchange ratio.

Each VMware option will be granted pursuant to a VMware option agreement and will be subject to the Company’s 2007 Equity and Incentive Plan. Each VMware restricted stock award will be granted pursuant to a VMware restricted stock agreement and will be subject to the 2007 Equity and Incentive Plan.

VMware options and VMware restricted stock granted pursuant to the exchange offer will be subject to substantially the same terms and conditions as set forth in the EMC equity plans under which the original awards were made, except that (1) vested EMC options properly tendered in the exchange offer and not withdrawn will be exchanged for unvested VMware options subject to a new vesting period, commencing on the date of grant, equal to the shorter of one year or 90 days prior to the scheduled expiration of the tendered EMC options (but if such date would be prior to the date of grant, then the VMware options issued will be fully vested on the date of grant), and (2) EMC restricted stock properly tendered in the exchange offer and not withdrawn will be exchanged for VMware restricted stock that will not be subject to certain acceleration provisions related to VMware achieving certain performance benchmarks of the original EMC restricted stock award. Vesting of the awards an employee receives in the exchange will be contingent on such employee’s continued employment with VMware through the applicable vesting dates. The Company is providing that if the performance benchmarks are met, the award will vest on a monthly basis ratably over 2008.

An eligible employee may tender all or none of his or her EMC options and all or none of his or her EMC restricted stock, in each case as determined on an award-by-award basis.

Upon commencement of the exchange offer, EMC and VMware will file a Schedule TO with the Commission and disseminate offering materials to all eligible employees. The exchange offer will remain open for at least 20 business days, and eligible employees will be entitled to withdraw any securities tendered in the exchange offer prior to the expiration of the exchange offer. Participation in the exchange offer will be entirely voluntary and none of EMC, VMware or their respective boards of directors will make a recommendation to employees whether to participate in the exchange offer.

Barbara C. Jacobs

United States Securities and Exchange Commission

June 11, 2007

The unvested VMware options and restricted VMware stock to be offered in exchange for vested or unvested EMC options and restricted EMC stock, as applicable, tendered in the exchange offer will be offered pursuant to the exemption from the registration requirements of the Securities Act provided by Rule 701 promulgated thereunder. Rule 701 allows certain issuers to offer and sell securities to their employees pursuant to compensatory benefit plans or written compensatory agreements without the need to file a registration statement with the Commission, provided the requirements of Rule 701 are satisfied. While the aggregate sales price of securities sold in reliance on Section 701 must not exceed the limitations set forth in subsection 7(d)(2) of Rule 701, Rule 701(d)(1) allows any amount of securities to be offered in reliance on the Rule.

The Company and EMC have submitted a request for the exemptive relief from Rule 13e-4(f)(8)(i) and, based on discussions with the Staff, believes that prior to the commencement of the exchange offer the Staff will confirm that it will not recommend enforcement pursuant to Rule 13e-4(d)(1), Rule 13e-4(e)(3), Rule 13e-4(f)(1)(ii) or Rule 14e-1(b). The Company and EMC requested relief from Rule 13e-4(f)(8)(i), the “all holders rule,” because the exchange offer will exclude (i) holders of EMC options and restricted stock who are not employees of VMware as of the expiration of the exchange offer and (ii) VMware employees who are employed in certain foreign jurisdictions, since offers to such other persons would either serve no compensatory purpose or be infeasible. The exemptive relief granted by the Staff is expected to include an exemption from the “all holders rule” of Rule 13e-4(f)(8)(i). The Staff is also expected to grant no-action relief from Rule 13e-4(d)(1) of the Exchange Act, which requires the offer document to specify the consideration being offered in the offer and Rules 13e-4(e)(3), 13e-4(f)(1)(ii) and 14e-1(b), each under the Exchange Act, which provide that a tender offer must remain open for at least ten business days from the date that notice of any increase or decrease in the consideration offered is first published, sent or given to the security holders subject to an exchange offer. The Company and EMC intend to rely on the relief expected to be granted by the Commission from Rules 13e-4(d)(1), 13e-4(e)(3), 13e-4(f)(1)(ii) and 14e-1(b), and conduct the exchange offer such that the exchange ratio will not be calculated until the expiration of the exchange offer. This will allow the VMware options received in the exchange offer to have the same ratio of exercise price to fair market value of the underlying shares as was reflected in the tendered EMC options immediately prior to the expiration of the exchange offer and ensure that the VMware options are granted at fair market value for purposes of Section 424 and 409A of the Code.

Promptly after such time as the Registration Statement becomes effective and prior to the time the unvested VMware options are granted and restricted VMware stock is issued

Barbara C. Jacobs

United States Securities and Exchange Commission

June 11, 2007

pursuant to the exchange offer, VMware will file a registration statement on Form S-8 relating to the VMware options and VMware restricted stock to be issued in the exchange offer.

The Company considers the exchange offer to be a vital element of its incentive compensation programs for retaining and motivating its employees. By allowing employees to substitute their EMC equity for VMware equity based upon an exchange ratio in part formulated on the offering price of shares in the offering, the Company believes the exchange offer will provide a strong performance incentive for its employees, encouraging such employees to remain in the Company’s service.

Cover

3.	Revise your disclosure in the third paragraph to explain the relationship of VMware to EMC both before and after the offering in clear terms for investors (i.e., that VMware is currently a wholly owned subsidiary of EMC and that after the offering EMC will continue to be the controlling stockholder). Also, it does not appear that the conversion terms of your Class B shares are material to the terms of this offering or presented in accordance with the Plain English principles as required by Rule 421(d).

Company Response:

The Company has revised its disclosure on the cover of the Registration Statement to reflect the Staff’s comment.

4.	We will contact you to discuss your cover graphics separately. Please note that we will refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline in commenting on the graphics provided.

Company Response:

The Company acknowledges the Staff’s comment.

Summary, page 1

5.	Your summary disclosure is currently twelve pages long. Pursuant to Item 503 of Regulation S-K, please revise this disclosure to contain only a summary of the material terms of this transaction and facts regarding your business. For example, you include almost an entire page of disclosure regarding the risks you face even though your complete risk factor discussion follows in a few pages. The disclosure in this section should be a balanced summary of the more detailed disclosure found elsewhere in the prospectus.

Barbara C. Jacobs

United States Securities and Exchange Commission

June 11, 2007

Company Response:

The Company has revised its disclosure under the heading “Summary” in the Registration Statement to reflect the Staff’s comment.

6.	We note your statement in the introductory paragraph that you have not independently verified any third-party information included in the prospectus. As you know, market data included in your registration statement must be based on reasonable and sound assumptions. Please revise the text as necessary so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing.

Company Response:

The Company has revised its disclosure on page 1 of the Registration Statement to reflect the Staff’s comment.

Industry Background, page 2

7.	With respect to all third-party statements in your prospectus, such as the market data by IDC presented in your disclosure, please supplementally provide us with support for such statements. Please disclose the names and dates of all reports cited. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Please confirm that you did not commission any of the referenced sources.

Company Response:

The Company acknowledges the Staff’s comments and is providing the Staff the requested information in the Supplemental Binder. The Company confirms that it did not commission any of the referenced third-party sources.

Our relationship with EMC, page 5

8.	We note that prior to the completion of the offering, you will enter into several agreements with EMC. As applicable, please revise your registration statement to

Barbara C. Jacobs

United States Securities and Exchange Commission

June 11, 2007

provide additional disclosures throughout your Management’s Discussion and Analysis of Financial Condition and Results of Operations regarding the expected impact on each line item that will be materially affected by these agreements.

Company Response:

The Company has considered the expected impact of the agreements it will enter into with EMC on each line item of its financial statements. Because the Company believes the agreements will not have a material impact on any line item of its financial statements, the Company does not believe that any additional disclosure relating to the expected impact of the agreements is required.

Risk Factors, page 13

9.	Consider adding a risk factor addressing the concentration of credit risk associated with your account receivable balances. In this regard, we note that two distributors accounted for 28% and 11% of the balance at the 2006 fiscal year end and for 30% and 11% of the balance at 2005 fiscal year end.

Company Response:

The Company has revised its disclosure on pages 14 and 15 of the Registration Statement to reflect the Staff’s comment.

10.	Please review each risk factor heading to ensure it clearly conveys a separate, detailed risk to investors regarding your company, industry or the offering. Many of the subheadings merely state a fact about your business without fully describing the risks associated with the fact. For example, we note the following “[c]laims by others that we infringe their proprietary technology could harm our business,” “[a]dverse economic conditions or reduced information technology spending may adversely impact our business,” and “[t]hird parties may seek to hold us responsible for liabilities of EMC.” Please revise each of your subheadings to ensure that they disclose the specific risk or risks that you are discussing in the text. Additionally, rather than stating that a factor could “adversely affect” or “harm” your business, financial condition and results of operations, the subheading should indicate what the adverse or harmful effects might be, such as reduced income or revenues or loss of customers.

Barbara C. Jacobs

United States Securities and Exchange Commission

June 11, 2007

Company Response:

The Company has revised its disclosure under the heading “Risk Factors” in the Registration Statement to reflect the Staff’s comment.

“We rely on distributors, resellers, x86 system vendors…”, page 15

11.	In order to provide context to the risk disclosed, revise your disclosure regarding Ingram Micro to describe your contractual relationship with this distributor and to provide the basis for your conclusion that the loss of this distributor would result in only a “short-term negative impact on [y]our results of operations.” Given that this distributor has accounted for approximately 30% of your total revenues over the last three years, even as you have experienced total revenue growth of 82% in 2006 and 71% in 2005, it appears that you are substantially dependent upon your relationship with this distributor and all agreements governing this relationship should be filed as exhibits to the registration statement.

Company Response:

The Company has revised its disclosure on page 14 of the Registration Statement regarding the arrangements with Ingram Micro to include disclosure that either party to the Ingram Micro agreement pursuant to which the Company receives the substantial majority of its Ingram Micro revenues may terminate the agreement upon 90 days’ prior written notice and that the Company believes it currently has in place, or would have in place by the date of any such termination, agreements with other distributors sufficient to maintain its revenues from distributors with only a short-term negative impact on the Company’s results of operations.

The Company respectfully submits that its distribution agreements with Ingram Micro are not required to be filed as an exhibit to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K.

Pursuant to subsection (ii) of S-K Item 601(b)(10), if the contract is of a sort that ordinarily accompanies the kind of business conducted by the Company, it is deemed to be ordinary course and need not be filed unless, under subsection (i)(B), it is a “contract upon which the registrant’s business is substantially dependent.” The rule indicates that examples of substantial dependence include “continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials,” or any “license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

The Company believes that distribution relationships are ordinary course of business relationships for the Company and that the Ingram Micro contracts do not obligate the Company to sell a major part of the Company’s goods or services, nor do these contracts involve the license to the Company of intellectual property on which its business depends.

Barbara C. Jacobs

United States Securities and Exchange Commission

June 11, 2007

The Company expects the percentage of its revenues that it receives from Ingram Micro to decrease in future periods as the mix of revenue from other sources grows, including from other distributors who are in materially the same position to distribute the Company’s products as is Ingram Micro.

The Company notes that it currently has a number of contracts with other distributors, and that the substantive elements of the Ingram Micro agreements are similar to the Company’s other distribution agreements and arrangements.

Further, the Company would like to note for the Commission its belief that the only material terms of the Ingram Micro agreement relate to pricing, and that additional disclosure of the other terms of the Ingram Micro agreement would not provide any additional information relevant to an investor’s decision whether to purchase the Company’s securities. Additionally, the Company believes that disclosure of the pricing terms of the agreements would be likely to adversely affect the Company’s business and financial condition because of the competitive harm that could result from such disclosure.

“Our independent registered public accounting firm identified…”, page 20

12.	We note in your disclosure that your independent registered public accounting firm identified a material weaknesses in your internal controls related to the capitalization of software development costs. Tell us in greater detail what this material weakness relates to and the reasons for each error or misapplication of accounting. Additionally, based on your disclosure, it is not clear what impact the adjustments had on your financial statements. Tell us the impact this material weakness had on your financial statements. In this regard, provide us with any post-closing adjustments that were made, including the dollar amounts, to your books and records and the financial statements as a result of this material weakness.

Company Response:

The material weakness identified relates to the lack of controls around the Company’s process for the capitalization of software development costs. Specifically, the lack of controls related to the Company’s inability to consistently determine the point at which technological feasibility was reached and the Company’s inability to accumulate and capitalize these software development costs. This material weakness resulted in an audit adjustment to the Company’s consolidated financials statements to increase pre-tax income and software capitalization by $8.5 million in 2006 and decrease pre-tax income and software capitalization by $7.6 million and $9.8 million in 2005 and 2004, respectively.

13.	We also note that you have a plan in place to remediate the material weakness. Tell us in detail all the steps you have taken (or plan to take) and procedures you have

Barbara C. Jacobs

United States Securities and Exchange Commission

June 11, 2007

implemented (or plan to implement) to correct this material weakness in your internal controls. Revise here or in MD&A, as appropriate, to disclose how long you estimate it will take to remediate the material weakness and any material costs associated with such remediation.

Company Response:

The Company advises the Staff that in order to remediate the material weakness, the Company is instituting a plan to formally train the individuals that prepare and review information that is used in the process of determining the capitalization and amortization of software development costs. In addition, the Company has implemented a set of written procedures to be used by Company personnel to determine that technological feasibility is in compliance with SFAS No. 86 and Company policy. These written procedures provide personnel with guidance to ensure that all related costs are appropriately captured and capitalized in accordance with SFAS No. 86 and Company policy. Additionally, the Company’s Director of Accounting performs a secondary review of the calculation each quarter as part of the financial statements close process. Furthermore, a party independent of the Company’s process for the capitalization and amortization of software development costs tests on a quarterly basis for compliance with SFAS No. 86 and Company policy. The Company believes it will have adequate controls in place by June 30, 2007 to remediate the material weakness. The Company does not believe there will be any material costs associated with such remediation.

The Company has also revised its disclosure on page 20 of the Registration Statement to reflect the Staff’s comment.

Use of Proceeds, page 33

14.	We note your disclosure that you intend to use the proceeds from this offering to repay $800 million in intercompany indebtedness to EMC, to purchase your new headquarters facilities from EMC, and the completion of the acquisition agreement entered into in April 2007. Expand your disclosure to discuss the purpose for the dividend payment to EMC and the costs for the construction of your headquarters. In the notes to your financial statements, you disclose that there will be additional costs associated with the construction of the headquarters through the initial public offering date. Here or elsewhere as appropriate, you should discuss the anticipated costs, as currently estimated, and how you will fund additional costs not covered by the proceeds from this offering. We also note that these and the disclosed acquisition should be addressed in MD&A and Business, as appropriate.

Barbara C. Jacobs

United States Securities and Exchange Commission

June 11, 2007

Company Response:

The Company has revised its disclosure on page 32 of the Registration Statement to reflect the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction, page 41

15.	Please substantially revise this section to disclose management’s perspective on and analysis of your business. Consider using an “Overview” section to provide an executive level overview of the company to provide context for the remainder of the MD&A discussion. For example, identify the factors that your company’s executives focus on in evaluating financial condition and operating performance. Consider addressing the material operations, risks and challenges facing your company and how is management dealing with these issues. For example, we note that your gross margins are impacted by the mix of your license and service revenues. Discuss the historical mix between these two types of revenues and any expected trends. We also note your disclosure references to both license and service sales to new customers. Revise your disclosure to address any material trends regarding the engagement of new customers, as it is unclear from your disclosure the extent to which increases in revenues are related to the addition of new customers, an increase in repeat business, or other factors. It also appears that you are experiencing a trend of increasing international revenues, according to your disclosure on page 20. However, no discussion of this trend or your international operations is currently presented in MD&A. You should discuss these and other material trends in this section. Refer to Release 33-8350 on our website at www.sec.gov for guidance.

Company Response:

The Company has added an overview section to MD&A and has revised its disclosure throughout MD&A in the Registration Statement to reflect the Staff’s comment. The Company has disclosed the impact of its license and services mix on gross margins in the “cost of revenues and gross profit” section of MD&A. Further, the Company has modified its discussions of revenues to discuss the impact of new customers in the “revenues” section of MD&A. The Company supplementally advises the Staff that it does not have sufficient data to quantify the change in sales between existing and new customers. The Company refers the Staff to footnote L to the financial statements where it provides a breakdown of revenues by geography. International sales accounted for 44%, 46% and 45% of revenues in 2006, 2005 and 2004, respectively. The Company does not believe there to be any apparent trend requiring disclosure in MD&A.

16.

Your discussion of revenues should also more clearly indicate the extent to which changes in revenues from period to period are due to changes in prices or changes in the volume of the services provided. Also, revise to include a discussion of pricing pressure

Barbara C. Jacobs

United States Securities and Exchange Commission

June 11, 2007

in your industry. Is there an industry leader that sets prices in your industry? Does pricing pressure come from your large customers who are seeking to lower prices? Revise to describe the impact of pricing pressures on both license and service revenues, provided both domestic and international customers.

Company Response:

The Company advises the Staff that it does not have sufficient data to quantify the changes in revenue between volume and price. The Company has also supplemented its disclosure in the Business Section under the heading “Sales and Marketing” on pages 44, 49, 68 and 69 of the Registration Statement in response to the Staff’s comment.

Results of Operations, page 43

17.	We note your current disclosure relates to changes between all periods presented. Revise to provide year to year comparisons to provide more meaningful discussion. See Instruction 1 to Item 303(a).

Company Response:

The Company has revised its disclosure on pages 44 to 46 of the Registration Statement to more clearly present year to year comparisons. The Company considered further revising the format of its disclosure to separately discuss changes between its 2006 and 2005 fiscal year and its 2005 and 2004 fiscal year. However, the Company believes that the factors influencing the changes are substantially consistent between these periods and that providing seperate disclosure would be largely duplicative. Additionally, the Company believes that the current format of the disclosure more clearly presents trends and comparisons for the benefit of potential investors.

18.

In your discussions of the results of operations, you refer to the type of charges that are aggregated in each income statement line item, however, you have not quantified or discussed the components that contributed to each material change. Please substantially revise the filing to quantify and discuss each material change and identify the factor or event that contributed to each change. For instance, your disclosures indicate that the increase in revenue has been driven primarily by greater demand for your virtualization product offerings, a broadened product portfolio, new distribution channels, and renewal and new sales of service maintenance contracts. Revise your disclosure to provide quantification or qualification of the contribution of these factors to your rapid increase in revenues over the periods presented. Expand your disclosures to include a discussion of the number of new customers each period that contributed to your increased revenues,

Barbara C. Jacobs

United States Securities and Exchange Commission

June 11, 2007

the additional products that generated new revenues and the increase in distribution channels that impacted this change. Similarly, expand your discussion of service revenues to indicate the increase in the number of contracts to existing customers as well as the increase in contracts to new customers. Refer to Section to III.D of SEC Release 33-6835 for guidance.

Company Response:

The Company has revised its disclosure throughout the MD&A in the Registration Statement to reflect the Staff’s comment. However, as noted in the response to the Staff’s comment number 15, the Company is unable to quantify the change in revenue between new and existing customers. The Company’s products are largely iterations of previous products with added feature sets and functionality. The Company requires maintenance on its products as upgrades and updates are provided periodically on a when and if available basis. The Company respectfully submits that a discussion of revenue changes from this perspective would not be meaningful to an investor’s understanding of the results of operations.

General and Administrative Expenses, page 45

19.	Your disclosure indicates that general and administrative expenses increased $38.8 million in 2006, primarily attributable to incremental headcount to support the growth of your business. However, your disclosure only quantifies increases of $9.5 million (as a result of additional salaries and benefits) and $4.6 million (associated with higher levels of equity grants) as contributing to this change. Revise you disclosure to quantify each source to that contributed to a material change in your expenses for the periods presented.

Company Response:

The Company has revised its disclosure on page 46 of the Registration Statement to reflect the Staff’s comment.

Critical Accounting Policies

Revenue Recognition, page 50

20.	We note in your discussion of critical accounting policies that the disclosure related to revenue recognition is similar to your accounting policies in the notes to your financial statements. Critical accounting policies are meant to supplement, not duplicate, the description of accounting policies in the footnotes. Your critical accounting policy discussion should describe how estimates and related assumptions were derived, how accurate the estimates and assumptions have been in the past, and whether the estimates and assumptions are reasonably likely to change in the future. You should also provide quantitative as well as qualitative information when information is reasonably available. Refer to SEC Release 33-8350 and 33-8040. Please revise accordingly.

Barbara C. Jacobs

United States Securities and Exchange Commission

June 11, 2007

Company Response:

The Company has revised its disclosure on pages 54 and 55 of the Registration Statement to reflect the Staff’s comment.

Business, page 53

21.	Please put your statements that you are “the leading provider of virtualization solutions” in a more complete context for investors by providing qualitative or quantitative documentation to support your claim. Please also tell us the basis for your claims on page 56 regarding server consolidation ratios typically achieved by your customers.

Company Response:

The Company considers the disclosure under the heading “Leading Technology and Market Position” on page 61 of the Registration Statement to be the primary support for the statement that the Company is “the leading provider of virtualization solutions.” The Company has revised its disclosure in this section on page 62 to reflect the Staff’s comment. The Company has also provided the Staff additional materials in the Supplemental Binder to support the statement that the Company is “the leading provider of virtualization solutions.”

The Company’s claims on page 61 of the Registration Statement regarding server consolidation ratios achieved by its customers are based on the results of a survey of VMware customers conducted by an independent market research company and on data from customer case studies published by the Company.

The independent market research firm was commissioned by the Company in October 2006 to research the adoption of the Company’s products. The Company supplied the market research firm with a list of customers from which the firm independently selected more than 2,000 customers distributed across all customer types to construct a statistically valid sample of the Company’s customer base. Information technology professionals in enterprises ranging from less than 250 to greater than 5,000 employees completed a 20-minute online survey related to their use and deployment of VMware products, including questions concerning server consolidation. The average server consolidation ratio achieved by the customers surveyed was greater than 5:1. The average server consolidation ratio commonly achieved by customers in the Company’s survey is also supported by the results of an August 2006 IDC survey which reported server consolidation ratios achieved by enterprises using virtualization software, including enterprises using VMware virtualization solutions as well as the Company’s competitors’ products.

Barbara C. Jacobs

United States Securities and Exchange Commission

June 11, 2007

Additionally, the Company has published detailed case studies of over 200 customers across a variety of industries. These case studies are based on in-depth interviews with customers conducted by the Company and include primary data on consolidation ratios. These case studies show that many of the Company’s customers have reported server consolidation ratios of greater than 20:1.

22.	Please also revise to provide financial information about geographic areas, or cross-reference to such information, pursuant to Item 101(d) of Regulation S-K.

Company Response:

The Company has revised its disclosure on page 58 of the Registration Statement to reflect the Staff’s comment.

Sales and Marketing, page 63

23.	We note your disclosure on page 53 that a significant majority of your revenues are derived from your large indirect sales channel of distributors, resellers, x86 systems vendors and system integrators. Revise your disclosure in this section to discuss in qualitative and quantitative terms your dependence on these channel partners and the types of contractual relationships you maintain with these partners.

Company Response:

The Company has revised its disclosure on page 68 of the Registration Statement to reflect the Staff’s comment.

Customers, page 64

24.	Please revise your disclosure here and other appropriate sections of the prospectus to identify all clients that accounted for greater than 10% of revenues during your last fiscal year and any interim period presented in the prospectus. Revise to discuss your dependence on Ingram Micro and any other customers the loss of which would have a material adverse effect on your business. You should also set forth the material terms of your contractual arrangements with all greater the 10% customers.

Barbara C. Jacobs

United States Securities and Exchange Commission

June 11, 2007

Company Response:

The Company has revised its disclosure on page 68 of the Registration Statement to provide additional disclosure with respect to its distribution arrangements with Ingram Micro. No other sales partner or customer accounted for more than 10% of the Company’s revenues in 2006 or in the first quarter of 2007.

The Company believes that its revised risk factor disclosure on page 14 of the Registration Statement provides sufficient discussion as to its dependence on Ingram Micro. The Company further notes for the Staff its belief that, as set forth in the Company’s response to comment number 11 above, additional disclosure of the other terms of the Ingram Micro agreement would not provide any additional information relevant to an investor’s decision to purchase the Company’s securities.

Intellectual Property, page 65

25.	Revise to state the importance to your business segment and the duration and effect of all patents, trademarks, and licenses held. See Item 101(c)(1)(iv) of Regulation S-K.

Company Response:

The Company has revised its disclosure on page 70 of the Registration Statement to reflect the Staff’s comment.

Employees, page 66

26.	We note your references to the use of EMC-hired employees to engage in sales and marketing activities on your behalf in certain international countries. Revise to indicate the importance of the use and availability of subcontractors to your business. Your disclosure should address whether you are more dependent on subcontractors in certain geographic locations in which you do business and the relative availability of subcontractors in those regions. If material, revise to address your contractual arrangements with EMC regarding these subcontractors.

Company Response:

The Company has revised its disclosure on page 71 of the Registration Statement to reflect the Staff’s comment.

Barbara C. Jacobs

United States Securities and Exchange Commission

June 11, 2007

Management, page 67

Stock Ownership of Directors and Executive Officers of VMware, page 69

27.	Revise here or on page 93 to provide a beneficial ownership table consistent with Item 403 of Regulation S-K.

Company Response:

The Company has revised its disclosure on page 75 of the Registration Statement to reflect the Staff’s comment.

Compensation Discussion and Analysis, page 71

28.	We understand that VMware has been a wholly owned subsidiary of EMC since 2004 and four of your five named executive officers were executive officers of EMC, including Ms. Greene who is listed as a named executive officer in the recent EMC definitive proxy statement. Further, we understand that following this initial public offering, EMC will be your controlling stockholder. Given this relationship, please revise your compensation discussion and analysis to provide investors with material information necessary to understanding EMC’s policies and decisions regarding VMware’s named executive officers, particularly Ms. Greene. The analysis should cover actions subsequent to fiscal year end (e.g., retention of compensation consultants, entry into employment agreements other than with Mr. Peek, etc.) with respect to VMware. See Instructions to Item 402(b) of Regulation S-K. Further, with respect to Mr. Peek, a former senior executive of Amazon.com, please discuss how and why his compensation differs from the other named executive officers. See Section II.B. of Release No. 33-8723A.

Company Response:

Please note that, as described in the Registration Statement, Ms. Greene is the only named executive officer of the Company who is or has been an executive officer of EMC. Additionally, the Company has revised its disclosure on pages 76, 77 and 83 of the Registration Statement to reflect the Staff’s comment.

Elements of our Executive Compensation Program, page 71

29.

Your current disclosure regarding the compensation policies you apply to your named executive officers is extremely general. For example, you state that base salaries are determining by “evaluating the responsibilities of the executive’s position, the executive’s experience, and the competitive marketplace.” Revise to provide a comprehensive discussion of the manner in which these elements are evaluated. See Item 402(b)(2)(vii)

Barbara C. Jacobs

United States Securities and Exchange Commission

June 11, 2007

of Regulation S-K. Revise to discuss whether VMware going forward will benchmark total compensation or any material element of compensation against similarly situated companies in your industry. Disclose the scope of the “competitive marketplace” that was considered in setting compensation. See Item 402(b)(2)(xiv). In this regard, we note the disclosure from EMC’s definitive proxy, filed March 27, 2007, that its Compensation Committee reviews compensation from published technology industry surveys and its peer group for the purpose of comparing its executive compensation program with market practices, but does not benchmark compensation against its peer group or any other company. With regards to Ms. Greene and your other executive officers, as applicable, you should discuss the compensation policies and quantitative targets used by EMC relating to compensation received in 2006 and/or compensation to be received in 2007.

Company Response:

The Company has revised its disclosure on pages 76 and 77 of the Registration Statement to reflect the Staff’s comment.

30.	We note that you have not provided a quantitative discussion of the terms of the necessary performance targets to be achieved in order for your executive officers to earn compensation under your Company Bonus Program, revenue bookings compensation arrangement and long-term equity incentive plan. You should discuss the specific items of company performance and individual objectives used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals and individual objectives. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent that it is appropriate to omit specific targets and you provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K, general statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. You should provide insight into the factors considered prior to the awarding of performance-based compensation, such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Barbara C. Jacobs

United States Securities and Exchange Commission

June 11, 2007

The Company has revised its disclosure on pages 77 to 80 of the Registration Statement to reflect the Staff’s comment.

31.	Please discuss your policies for allocating between your forms of compensation pursuant to Item 402(b)(2)(i) and (ii) of Regulation S-K.

Company Response:

The Company has revised its disclosure on page 83 of the Registration Statement to reflect the Staff’s comment.

32.	Revise to disclose if your Compensation Committee will have discretion over how specific forms of compensation are structured and implemented, such as awarding bonus or equity incentive compensation absent the attainment of relevant performance goals or increasing or decreasing the size of any award. See Item 402(b)(2)(vi). In this regard, we note that EMC’s CEO granted a discretionary bonus to Mr. Eschenbach in 2006 in recognition of his strong performance. Disclose whether your Compensation Committee will have similar discretion over future compensation paid to executives.

Company Response:

The Company has revised its disclosure on pages 80-81 of the Registration Statement to reflect the Staff’s comment.

Compensation of Executives, page 77

33.	Revise to provide narrative disclosure regarding the following the compensation tables to provide material information necessary to understand the disclosure in the tables. See Section II.C of Release 33-38732A.

Company Response:

The Company has revised its disclosure on pages 84 and 85 of the Registration Statement to reflect the Staff’s comment.

Barbara C. Jacobs

United States Securities and Exchange Commission

June 11, 2007

Certain Relationships and Related Party Transactions, page 85

34.	We note your disclosure that you intend to adopt a policy to address the review, approval or ratification of related person transactions. Please disclose where an investor may locate this written policy once adopted.

Company Response:

The Company has revised its disclosure on page 92 of the Registration Statement to reflect the Staff’s comment.

35.	We note that the agreements with EMC disclosed in the section will be filed in an amendment to the registration statement. Given the breadth of the rights and responsibilities laid out in these agreements, please allow the staff sufficient time to review these agreements and assess the sufficiency of your related disclosure prior to requesting acceleration of effectiveness.

Company Response:

The Company acknowledges the Staff’s comment and will allow the Staff sufficient time to review these agreements and assess the sufficiency of the Company’s related disclosure prior to requesting acceleration of effectiveness.

36.	We note your statement that the description of your agreements with EMC is “not complete and is qualified by reference to the specific terms of the agreement[s], each of which will be filed as an exhibit to the registration statement.” Please note that you are required to provide a materially complete description of all agreements with EMC in the prospectus and investors are entitled to rely upon such information provided in the prospectus. We will not object to you encouraging investors to read the agreements for a more complete understanding of their terms, but you should remove any statements suggesting your descriptions of these agreements do not set forth all material terms. Please revise a similarly qualifying statement on page 110.

Company Response:

The Company has revised its disclosure on pages 95 and 118 of the Registration Statement to reflect the Staff’s comment.

Barbara C. Jacobs

United States Securities and Exchange Commission

June 11, 2007

Note A. The Company and Summary of Significant Accounting Policies

Revenue Recognition, page F-9

37.	We note that the Company uses either a purchase order or a signed license agreement as evidence of an arrangement. Tell us your customary business practice and policies regarding your arrangements and clarify under which circumstances you accept a signed license agreement as evidence of an arrangement and under which circumstances you accept a purchase order as evidence of an arrangement. For instance, does the Company only accept purchase orders once a master license agreement has been executed and is the master license agreement signed by both parties? Please tell us the terms that are documented within your purchase orders. Also, tell us how your policy complies with paragraphs 15 through 17 of SOP 97-2.

Company Response:

The Company advises the Staff that its practice with respect to the use of written contracts or purchase orders varies depending on the nature of the customer and the size of the transaction. For transactions with end users (“Direct Customers”), the Company customarily obtains purchase orders which include the product ordered; shipping terms; fees (including payment terms); and taxes. All customers are also subject to the Company’s standard terms and conditions included in the End User License Agreement (“EULA”). For transactions with Direct Customers involving orders for products of less than $100,000, the Company does not enter into any other form of written contracts. For transactions with Direct Customers involving orders for products of greater than $100,000, the Company obtains a purchase order. If requested by the customer, the Company may negotiate a license arrangement which may or may not modify the EULA. In this latter case, both the license agreement and purchase order must be executed to constitute evidence of the arrangement. The license agreement must be signed by both parties for revenue recognition purposes. For transactions with resellers and distributors (“Indirect Customers”), the Company entered into master agreements which define all of the basic legal and commercial terms and conditions for transactions between the parties. To obtain products, the Company’s Indirect Customers also issue purchase orders which specify the software products and quantities. The Company does not enter into any other form of written contract with its Indirect Customers. The Company believes that its revenue recognition policy complies with the provisions of paragraph 15, paragraph 16 and paragraph 17 of SOP 97-2. When the Company does not rely on a written contract, persuasive evidence of an arrangement is obtained with a purchase order. Where the Company obtains a separate license agreement, the Company does not recognize any revenue until the license agreement has been signed by both parties and a purchase order has been received.

Barbara C. Jacobs

United States Securities and Exchange Commission

June 11, 2007

38.	We note that you offer rebates and other sales incentives to your channel partners and that you recognize these incentives as a reduction of revenue at the time the related product sale is recognized. Clarify the terms of your incentive programs including whether the incentives are provided to your channel partners based on a cumulative level of revenue transactions or provided as a result of a single exchange transaction and how your method of recognition complies with EITF 01-9.

Company Response:

The Company’s channel partners earn rebates and other sales incentives based upon the type of the respective partner, distributor or reseller.

Distributors who have signed the Company’s Value Add Distributor Agreement qualify for rebates and other sales incentives. Rebates are based on a set percentage of quarterly sales up to a sales quota determined by the Company’s marketing group. If the quota is exceeded, distributors may earn an additional rebate on all sales during the quarter. The Company accounts for these rebates in accordance with the guidance contained in issue 4 of EITF 01-09, “If a vendor offers a sales incentive voluntarily and without charge to customers that is exercisable by a customer as a result of a single exchange transaction, when should the vendor measure the cost of the sales incentive if it will not result in a loss on the sale of a product or service?” Accordingly, the Company recognizes the rebate as a reduction of revenue, at the date the related revenue is recognized. Since actual revenue is known at the end of the quarter, the Company does not need to estimate the rebate earned in that quarter as it is based on sales of that quarter. The quarterly rebate expense is based on the actual rebate earned by the distributor. In addition, qualifying distributors are eligible for additional rebates based on strategic goals set quarterly by the Company and agreed to by the distributor. The Company recognizes the cost of the additional rebates and incentives in the same manner as indicated above, however, based upon guidance in paragraph 23 of EITF 01-09, since the amount of these specific future rebates cannot be reasonably and reliably estimated at the end of the respective accounting period, the Company accrues the maximum potential liability.

Resellers who have signed the appropriate reseller agreements qualify for rebates and other sales incentives. As with distributors, resellers earn rebates based on a set percentage of quarterly sales quotas. However, rebates are only payable if resellers achieve their sales quotas (i.e., only if a cumulative level of sales is achieved). Since the right to the rebate only becomes redeemable by the reseller if the reseller achieves its sales quota, the Company accounts for rebates to resellers based upon the guidance of Issue 6 of EITF 01-09, “If a vendor offers a customer a rebate or refund of a specified amount of cash consideration that is redeemable only if the customer completes a specified cumulative level of revenue transactions or remain a customer for a specified time period, when should the vendor recognize and should the vendor measure the cost of the offer?” Issue 6, paragraph 32, indicates a vendor should recognize the cost of the sales incentive

Barbara C. Jacobs

United States Securities and Exchange Commission

June 11, 2007

as a reduction of revenue based on a systematic and rational allocation of the cost of honoring rebates or refunds earned to each of the underlying revenue transactions that result in progress by the customer toward earning the rebate or refund. Based upon this, the Company recognizes the cost of the sales incentive proportionately with the revenue for each sale that is required in the quota.

39.	We note in your disclosure that for multiple element arrangements that include maintenance, vendor specific objective evidence (VSOE) of fair value for maintenance is established based upon the rates charged in stand-alone sales of maintenance contracts or the stated renewal rate included in the license arrangement. Additionally, we also note on page 62 that you offer three maintenance programs. Please explain your methodology and assumptions used to determine VSOE of fair value for maintenance for each of the three maintenance programs including the service differences under each program. For example, does the price charged for maintenance under each program vary from customer to customer? If so, please explain how you determined that you can reasonably estimate the fair value for maintenance under each program. In this regard, provide the range of typical renewal rates allowed for your pricing of maintenance that you consider to be representative of VSOE. Additionally, for arrangements that include stated renewal rates, tell us what percentage of your customers actually renew at these stated rates and how you determined that such rates are substantive.

Company Response:

The Company has three different maintenance offerings: silver, gold and platinum. Silver maintenance, which is only offered with the Company’s Workstation product, consists of web-based support only, plus all product updates and upgrades offered on a when-and-if available basis. Gold maintenance consists of web- and phone- based support for 12 hours a day, five days a week plus all product updates and upgrades offered on a when-and-if available basis. Platinum maintenance consists of web- and phone-based support for 24 hours a day, seven days a week plus all product updates and upgrades offered on a when-and-if available basis. The vast majority of the Company’s customers purchase either gold or platinum maintenance. Less than two percent of the Company’s customers purchase silver maintenance.

VSOE of fair value is generally established for each of these maintenance programs through stated renewal rates in the customer’s contract in accordance with paragraph 10 and 57 of SOP 97-2 (please refer to the response to comment 40 for specific discussion of contracts with multi-year bundle postcontract customer support (“PCS”)). Paragraph 10 states that “…the fee should be allocated to the various elements based on vendor-specific objective evidence (“VSOE”) of fair value, regardless of any separate prices stated within the contract for each element” and paragraph 57 states that “… if a multiple element software arrangement includes explicit or implicit rights to PCS, the total fee from the arrangement should be allocated among the elements based on vendor-specific objective evidence of fair value, in conformity with paragraph 10. The fair value of PCS should be determined by reference to the price the customer will be required to pay when it is sold separately (that is, the renewal rate).”

Barbara C. Jacobs

United States Securities and Exchange Commission

June 11, 2007

The Company believes that contractually stated renewal rates constitute VSOE of fair value for PCS, given that (1) actual prices paid upon renewal are consistent with renewal rates stated in the original transaction and (2) the substantial majority of the Company’s maintenance contracts are priced within a narrow range. For contracts that include stated renewal rates, the Company’s experience indicates that over 90% of renewal contracts were renewed at rates substantially the same as the stated renewal rates, plus or minus 5%. For transactions that represent stand-alone renewals, the Company’s experience indicates that 19% and 23% were the midpoints of the ranges for gold maintenance and platinum maintenance, respectively, and approximately 90% and 80% of the Company’s gold maintenance and platinum maintenance renewals, respectively, fall within a range of plus or minus 15% from the midpoint of the range. The Company believes that those rates are sufficiently consistent.

40.	We note your post-contract support period ranges from one year to five years. For each initial term (i.e. one year, two years, three years, etc.) tell us whether you have established VSOE for post-contract support under such arrangements for which revenue is being recognized under the residual method. If you have established VSOE for post-contract support under such arrangements, tell us why you believe VSOE of fair value for such support is considered substantive. In this regard, tell us how you considered the economic life of the software in relation to the period of post-contract support. We refer you to TPA 5100.54, by analogy.

Company Response:

The Company advises the Staff that it is typically larger purchases that are sold with more than one year of PCS. The majority of arrangements with multi-year bundle PCS generally include three years of PCS with an option to renew annually for an unlimited period at the end of the three-year period. The Company has established VSOE of fair value for PCS for those transactions based on the rates at which PCS is sold separately (i.e. at the time of renewal). Specifically, VSOE has been established based on the price charged for PCS in year two of the product life (i.e. the price charged for one additional year following expiration of the initial year of bundled PCS on arrangements with only one year of bundled PCS). In accordance with TPA 5100.52, “Fair Value of PCS in a Perpetual License and Software Revenue Recognition,” the Company has determined VSOE of fair value for contracts bundled with PCS with terms greater than one year by multiplying the VSOE of fair value for one-year of PCS (based on actual rewards as described above) by the number of years included within the initial PCS period.

As discussed in the response to Comment 39, a substantial majority of the Company’s stand-alone PCS renewals are priced within a narrow range. For transactions that

Barbara C. Jacobs

United States Securities and Exchange Commission

June 11, 2007

represent stand-alone renewals, the Company’s experience indicates that 19% and 23% were the midpoints of the ranges for gold maintenance and platinum maintenance, respectively, and approximately 90% and 80% of the Company’s gold maintenance and maintenance support renewals, respectively, fall within a range of plus or minus 15% from the midpoint of the range.

41.	We note from your disclosures on page 19 that your channel partners are the principal source of support for end customers. Clarify whether you recognize any revenues from support agreements sold by to these channel partners to end customers? If so, tell us how you account for such revenues.

Company Response:

The Company has revised its disclosure on page 18 of the Registration Statement to reflect the Staff’s comment. The Company, rather than its channel partners, is the predominant source of support to the Company’s end users. In a minority of situations, certain channel partners are the principal source of support to the Company’s end users. In theses cases, the channel partner purchases support from the Company on a per incident basis. The Company does not recognize revenue when the channel partner sells support services to the end user. The Company does recognize the revenue from the channel partner when the channel partner comes to the Company for support on a per incident basis and the Company provides such support.

42.	We note on page 62 that you offer certain of your products through a hosting application. Please clarify the terms of these arrangements including how your revenue recognition policy complies with the guidance under EITF 00-3. In this regard, tell us whether your customers have the right to take possession of your software during the hosting agreement without significant penalty and whether it is feasible for your customers to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software and help us understand whether your hosting arrangements are accounted for under SOP 97-2 or SAB 104. Additionally, tell us the percentage of revenues earned under your hosting applications and how you considered paragraph 8 of APB 22 in disclosing your accounting for such arrangements in your revenue recognition policy footnote.

Company Response:

The Company recognized $1.4 million of revenue related to hosting arrangements in 2006, which represented 0.2% of its total 2006 revenue. For those products offered by the Company through a hosting arrangement, the Company does not allow the customer to take possession of the software at any time during the hosting period or after the hosting

Barbara C. Jacobs

United States Securities and Exchange Commission

June 11, 2007

period. Therefore, these hosting arrangements are service contracts which are outside the scope of SOP 97-2. Revenue on these hosting arrangements is recognized ratably over the service period.

43.	We note on page 17 and 63 that you enter into collaboration and co-development arrangements. Tell us the terms of these arrangements and explain the following as it relates to your revenue recognition policy for collaboration and co-development arrangements:

•	the authoritative literature applied in accounting for these arrangements;

•	whether the development of software under these arrangements involve significant production, modification or customization of your existing software;

•	whether technological feasibility has been achieved prior to entering into the development arrangements; and

•	if you are successful in developing a product under the arrangements, whether you have the exclusive right to use or sell the resulting software developed.

Additionally, tell us the percentage of revenues earned under these arrangements and how you considered paragraph 8 of APB 22 in disclosing your accounting for such arrangements in your revenue recognition policy footnote.

Company Response:

The Company’s collaboration and co-development arrangements provide its partners with a deeper level of access to the Company’s source code and application programming interfaces (APIs), as well as development support. Utilizing this source code access, API access and development support, the Company’s partners can independently increase and deepen integration between their products and the Company’s products, thereby benefiting the Company’s and its partners’ customers. The Company, however, does not derive revenue from these collaboration and co-development arrangements.

Earnings Per Share, page F-12

44.	We note that you have both Class A and Class B common stock outstanding. Tell us what consideration you have given to the two-class method for computing basic and fully diluted earnings per share for each of your issued Class A and Class B common stock. While we note in your disclosure that the holders of Class A and Class B common stock are treated as a single class because they share the same dividend rights, you should revise your disclosure and your presentation on page F-4, as well as on page 10 and page 39, to explain and present basic and diluted earnings per share for both your Class A and Class B common stock on a historical and pro forma basis. We refer you to paragraph 61(d) of SFAS 128 and EITF 03-6.

Barbara C. Jacobs

United States Securities and Exchange Commission

June 11, 2007

Company Response:

The Company has reviewed the requirements of paragraph 61(d) of SFAS 128 and EITF 03-6. The Company has disclosed that the rights of the Company’s Class A and Class B common stock are identical except with respect to voting, conversion, certain actions that require the consent of holders of the Company’s Class B common stock and other protective provisions set forth in the Registration Statement. Further, the Company has calculated basic and diluted earnings per share as outlined in paragraph 61(d) of SFAS 128 and EITF 03-6 and made an allocation of the “undistributed earnings” between Class A and Class B. The application of the two-class method results in the same basic and diluted earnings per share for each of the two classes and is the same as if the earnings per share were calculated on an aggregated basis. Accordingly, the Company does not believe the disaggregation of earnings per share is necessary. The Company has revised the disclosure on page F-4 and on pages 9 and 38 of the Registration Statement to indicate that the calculation was presented following the two-class method and that basic and diluted calculations are for both classes of the Company’s common stock.

Accounting for Stock-Based Compensation, page F-13

45.	Tell us your proposed IPO price including when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for your common stock.

Company Response:

The Company initiated discussions with the co-bookrunning underwriters for the offering in January 2007. The underwriters first communicated a possible estimated price range to the Company on May 12, 2007. The Company will provide the Staff with the Company’s thoughts on a price range in a supplemental letter within the next several business days.

46.	We note on page F-14 that in connection with the initial public offering, EMC will conduct an exchange offer enabling eligible VMware employees to exchange their vested and unvested options to acquire EMC common stock for unvested options to acquire VMware common stock as well as exchange restricted EMC stock awards for restricted VMware stock awards. Tell us your intended accounting for this exchange including the applicable guidance relied on. Also, tell us how you considered paragraphs 51 and 56 of SFAS 123(R) in determining the incremental compensation costs, if any, that may result from this exchange. In this regard, tell us how you will factor into your fair value calculations, the fact that certain vested EMC options will be converted into unvested VMware options.

Barbara C. Jacobs

United States Securities and Exchange Commission

June 11, 2007

Company Response:

In accordance with FAS 123R, para. 56, we considered this exchange to be a cancellation of an award accompanied by a concurrent grant of a replacement award resulting in the exchange being accounted for as a modification of the terms of the cancelled award as described in FAS 123R, para. 51. Accordingly, the incremental compensation cost will be measured as the excess, if any, of the fair value of the new award determined in accordance with the provisions of SFAS No. 123R over the fair value of the original award immediately before the exchange, measured based on the share price and other pertinent factors at that date. The effect of the modification on the number of instruments expected to vest also will be reflected in determining incremental compensation cost. The total recognized compensation cost for an equity award will be at least equal to the fair value of the modified award at the original grant date unless at the date of the modification the performance or service conditions of the original award are not expected to be satisfied. Thus, the total compensation cost measured at the date of a modification shall be (1) the portion of the grant-date fair value of the original award for which the requisite service is expected to be rendered (or has already been rendered) at that date plus (2) the incremental cost resulting from the modification.

For vested options exchanged, the Company will determine the fair value of the award immediately before its terms are modified based upon the expected term over which the modified option will vest. The Company will compare this to the fair value of the modified award based upon the option’s expected term, factoring in the additional vesting period. Given the longer term, the Company expects there to be incremental compensation cost.

47.	Revise your footnote disclosures to include a discussion of the exchange ratio that will be used to convert the EMC options and restricted stock awards into VMware options and restricted stock awards. Also, clarify how the exchange ratio will impact the exercise price of the exchanged options. In addition, tell us how you considered including a discussion of the impact this exchange offer will have on the Company’s diluted earnings per share.

Company Response:

The Company has revised its disclosure on pages F-14 and F-15 of the Registration Statement to reflect the Staff’s comment. The Company considered including a discussion of the impact of the exchange offer on the Company’s diluted earnings per share. To do so, however, the Company would have to make certain assumptions as to various factors, including the initial public offering price of VMware’s Class A common stock, the two-day volume-weighted average price of EMC’s common stock for the last two days of the exchange offer and the number of options and shares of restricted stock tendered in the exchange offer. Given the number and nature of these variable factors,

Barbara C. Jacobs

United States Securities and Exchange Commission

June 11, 2007

the Company believes any disclosure that quantifies the potential impact of the exchange offer on the Company’s diluted earnings per share would not provide useful information to prospective investors.

Note I. Stockholder’s Equity

General

48.	Revise to disclose the rights of both the Class A and Class B common stock outstanding. Please refer to paragraph 4 of SFAS No.129.

Company Response:

The Company has revised its disclosure on pages F-23 and F-24 of the Registration Statement to reflect the Staff’s comment.

Note I. Stockholder’s Equity

Impact of Adopting FAS No. 123R, page F-24

49.	We note from your disclosures on page F-13 that you adopted SFAS 123(R) using the modified prospective transition method. We further note from your disclosures on page F-24, in connection with adopting SFAS 123(R) you recorded a cumulative effect adjustment to recognize compensation costs previously recorded in your pro forma equity compensation disclosures that would have been capitalized in the balance sheet as of January 1, 2006. Clarify why you believe this cumulative effect adjustment is appropriate and reference the specific accounting literature relied on in recording this adjustment. Also, tell us what consideration, if any, you gave to recording this as an equity adjustment versus a cumulative adjustment to net income.

Company Response:

In determining the appropriateness of a cumulative effect adjustment to recognize compensation costs previously recorded in the Company’s pro forma equity compensation disclosures that would have been capitalized in the balance sheet as of January 1, 2006, the Company followed the guidance of the FASB staff’s FAS 123(R) Resource Group (the “Resource Group”). The Resource Group specifically reviewed the issue of how amounts included in a pro forma balance sheet at the date of adoption should be treated under the modified prospective application transition method. At the July 21, 2005 Resource Group meeting, the FASB staff acknowledged that FAS No. 123(R) does not specifically state how a company should account for the amounts that

Barbara C. Jacobs

United States Securities and Exchange Commission

June 11, 2007

would have been included in the pro forma balance sheet under FAS No. 123(R) and that they would not object to companies recording a cumulative effect adjustment for a change in accounting as of the adoption date of FAS No. 123(R) to include in the balance sheet capitalized stock-based compensation based on amounts reported in the pro forma footnotes. Given that the Company’s pro forma income statement disclosures included the impact of capitalization of certain stock-based compensation, the Company believes that its treatment is consistent with the guidance of the Resource Group and it is appropriately recorded as an adjustment to net income.

50.	Additionally, we note that included in the cumulative effect adjustment was the application of an estimated forfeiture rate on VMware’s previously recognized expense. Please tell us how you determined the amount of such adjustment and tell us how you considered paragraph 80 of SFAS 123(R) in concluding that such an adjustment was necessary. In this regard, tell us if the cumulative effect adjustment relates to awards previously granted and accounted for under APB 25 or awards previously granted and accounted for at fair value and tell us if compensation cost was previously recognized for such awards.

Company Response:

The portion of the cumulative effect adjustment relating to the application of an estimated forfeiture rate on the Company’s previously recognized expense relates specifically to EMC restricted stock and restricted stock units granted to the Company’s employees (“restricted stock”). Under APB No. 25, stock-based compensation expense for restricted stock was recognized in the Company’s financial statements over the awards vesting period and the impact of forfeitures was recorded on an actual basis as they occurred. In accordance with paragraph 80 of FAS No. 123(R), the Company estimated the number of outstanding shares that the requisite service was not expected to be rendered and recorded a cumulative effect adjustment to reverse the previously recognized expense for restricted stock expected to be forfeited.

51.	We note your reconciliation of net income had the Company adopted the fair value recognition provisions of SFAS 123 in fiscal 2005 and 2004. Please explain why the actual stock compensation expense recorded during these periods under APB 25 is more than the stock based compensation expense as calculated under SFAS 123 for pro forma purposes. In your response provide a breakdown of the options and corresponding expense included in the amounts that you are (a) adding back and (b) subtracting from net income to arrive at pro forma net income.

Barbara C. Jacobs

United States Securities and Exchange Commission

June 11, 2007

Company Response:

The actual stock compensation expense recorded during 2005 and 2004 is higher under APB No. 25 compared to the pro forma expense as calculated under SFAS No. 123 due to the different accounting treatment for the equity exchanged in a business combination under the two standards. In the acquisition of VMware by EMC, EMC exchanged the options held by VMware’s employees for EMC options as of the acquisition date. Under APB No. 25, the Company recognized the fair value of these exchanged options as part of the purchase price and recorded the intrinsic value of the unvested options as compensation expense over the remaining service period subsequent to the acquisitions.

For the FAS 123 pro forma disclosures, the Company applied EMC’s policy of accounting for equity exchanged in a business combination. Under this policy, the fair value of the consideration issued by the acquirer is compared to the fair value of the target stock options, whether vested or unvested. If the fair value of the consideration issued is less than or equal to the fair value of the options surrendered, the difference in fair value is included in the purchase price, with no element considered compensation cost. If the fair value of the consideration issued is greater than the fair value of the options surrendered, the difference is considered compensation cost to be recognized over the vesting period of the new award. For the acquisition of VMware, the difference in the fair value of the EMC options exchanged as compared to the fair value of the options held by the VMware employees was insignificant. Accordingly, the amount recorded for the pro forma compensation cost recorded under FAS No. 123 was insignificant for these equity instruments.

Prior to the issuance of FAS No. 123R, there was divergence in practice in this area since FAS No. 123 was unclear on the accounting for these exchanges. The Company believes its accounting treatment was one acceptable alternative policy under FAS No. 123 that had been applied consistently by EMC since the adoption of FAS No. 123. For acquisitions made subsequent to the adoption of FAS No. 123R, the Company has recorded the fair value of the unvested options as compensation cost over the remaining service period in accordance with FAS No. 123R.

The breakdown of the options and corresponding expense included in the amounts that the Company is (a) adding back and (b) subtracting from net income to arrive at pro forma net income are as follows:

Barbara C. Jacobs

United States Securities and Exchange Commission

June 11, 2007

	2005	2004
Net Income	$66,775	$16,781

Add back: stock compensation costs, net of tax, on stock-based awards:
—Stock options exchanged in acquisition of VMware by EMC	10,578	14,672
—Stock options granted subsequent to acquisition of VMware by EMC	—	—
—Restricted stock and stock units	10,845	1,786

	21,423	16,458
Less: stock compensation costs, net of tax, had stock-based compensation expense been measured at fair value:

—Stock options exchanged in acquisition of VMware by EMC	—	—
—Stock options granted subsequent to acquisition of VMware by EMC	(4,288)	(1,859)
—Restricted stock and stock units	(10,845)	(1,786)

	(15,133)	(3,645)

Adjusted net income	$73,065	$29,594

52.	We note your disclosures on page F-25 where you state “as a result of adopting FAS No. 123(R), VMware’s income before taxes and net income in 2006 were $2.9 million and $1.5 million lower, respectively, than if VMware had continued to account for share-based compensation under APB no. 25.” In this regard, we note that the total share-based compensation recognized during fiscal 2006 was $51.2 million. Has the Company, therefore, determined that $48.3 million of share-based compensation would have been recognized during this same period had you continued to apply APB 25? If so, please provide the calculations that support your conclusions or explain your disclosures.

Company Response:

The Company has revised its disclosure on page F-30 of the Registration Statement to update the impact of adopting FAS No. 123(R) on income before taxes from $2.9 million to $4.9 million. Had the Company continued to account for share-based compensation under APB No. 25, share-based compensation would have been $50.9 million, resulting in $0.3 million lower income before taxes than under FAS No. 123(R). The remaining impact of $4.6 million is the result of increased amortization of capital software development costs under FAS No. 86 resulting from an increase in the amounts capitalized under FAS No. 123(R).

Note L. Segment Information, page F-27

53.	We note on page 53 that you offer 16 products. Revise to disclose revenue earned by product (i.e. VMware Workstation, VMware ESX Server, VMware Virtual Center, etc.) for each year presented. Please refer to paragraph 37 of SFAS 131.

Company Response:

The Company has revised its disclosure on page F-33 of the Registration Statement to reflect the Staff’s comment.

Barbara C. Jacobs

United States Securities and Exchange Commission

June 11, 2007

General

54.	Update your financial statements pursuant to Rule 3-12 of Regulation S-X.

Company Response:

The Company has revised its disclosure in the Registration Statement under the headings “Summary – Summary Consolidated Financial Data” and “Selected Consolidated Financial Data” and in the Company’s consolidated financial statements and the related notes thereto to reflect the Staff’s comment.

Part II

Indemnification of Directors and Officers, page II-1

55.	Once the form of underwriting agreement is filed, please expand your description here of the general effect of the indemnification provisions therein.

Company	Response:

The Company acknowledges the Staff’s comment and will expand the description in Part II of the general effect of the indemnification provisions in the form of underwriting agreement when the company files the form of underwriting agreement.

*        *        *        *

Barbara C. Jacobs

United States Securities and Exchange Commission

June 11, 2007

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (617) 573-4815.

Very truly yours,

Margaret A. Brown

Enclosures

cc:	Rashmi Garde
Paul T. Dacier
David C. Lopez